SD 11-25-03

AAq 11-25-03





03052830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50180

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

iClearing LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)



SEC MAIL PROCESSING
RECEIVED
NOV 25 2003
D.C.
187
SECTION

Omaha (City) Nebraska (State) 68127-1031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John. R MacDonald (402) 331-7856
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. MacDonald swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iClearing LLC, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Name

Chief Financial Officer
Title


Notary Public


GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 25 2003
WASH, D.C.
187

iClearing LLC

Statement of Financial Condition as of September 30, 2003, Independent Auditors' Report and Independent Auditors' Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a ***PUBLIC DOCUMENT***

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

iClearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of iClearing LLC (the "Company") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of iClearing LLC at September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 18, 2003

iClearing LLC

(An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2003

ASSETS

Cash and Cash Equivalents	$14,076,663
Cash and Investments Segregated in Compliance with Federal and Other Regulations	825,692
Deposits with Clearing Organizations	3,550,000
Deferred Income Taxes	59,370
Due from Affiliated Company	27,510
Total Assets	$18,539,235

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to Brokers and Dealers	$ 260,870
Accounts Payable and Accrued Liabilities	671,904
Total Liabilities	932,774
Member's Equity	17,606,461
Total Liabilities and Member's Equity	$18,539,235

See notes to statement of financial condition.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – iClearing LLC (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Datek Online Holdings Corp. (the "Parent"), which is a wholly-owned subsidiary of Ameritrade Holding Corporation ("Ameritrade").

The Company cleared securities transactions for two wholly-owned subsidiaries of the Parent, iCapital Markets LLC and Datek Online Financial Services LLC through March 14, 2003, at which date the Company transferred certain assets and liabilities to Ameritrade, Inc. (see Note 3). As of September 30, 2003, the Company had no significant operations or brokerage activities.

Use of Estimates – The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents (except for amounts required to be segregated under Federal or other regulations).

Customer Securities Transactions – The Company primarily derives its revenues from customer transactions. Customers' securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Securities Lending Activities – Securities borrowed and securities loaned are recorded at the amount of cash collateral provided for securities borrowed transactions and received for securities loaned transactions. Fees received or paid in connection with these activities are recorded as interest revenue or interest expense. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Fair Value of Financial Instruments – Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Income Taxes – The results of operations of the Company are included in the consolidated income tax return of Ameritrade filed on a calendar year basis. As a single member limited liability company ("LLC"), the Company is treated as a branch for tax purposes. Under the terms of the tax sharing agreement with Ameritrade, the Company is allocated a provision for income taxes based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated tax return are credited to the Company on a pro rata basis. Deferred income taxes are provided for temporary differences between financial statement income and taxable income. The principal temporary differences arise primarily from certain accrued liabilities. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities.

2. BORROWING ARRANGEMENTS

The Company has access to a $60,000,000 line of credit. Loans against the credit line are made on a secured basis. Interest rates on such borrowings are generally negotiated at the time of the transaction and reflect market interest rates. At September 30, 2003, there were no loans outstanding against this credit line.

3. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be named as defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims for substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition.

In August 2002, NASD directed the Company to cease permitting cash account clients to utilize the proceeds from the sale of fully-paid for securities to purchase other securities in advance of the actual receipt of proceeds from the settlement of the sale of the fully-paid for securities (the "specified trades"). NASD is conducting an investigation related to the specified trades. NASD Staff has advised that it has made a preliminary determination to recommend disciplinary action against the Company based on allegations that the specified trades violated Regulation T of the Board of Governors of the Federal Reserve System and NASD Conduct Rules. The Company has made submissions to NASD setting forth the reasons why NASD should not authorize disciplinary proceedings. If NASD elects to bring disciplinary proceedings, NASD may seek censures, fines, suspensions or other sanctions. The Company is also discussing possible settlement with NASD. The Company is unable to predict the outcome of this matter.

4. EMPLOYEE COMPENSATION PLANS

Employees of the Company are eligible to participate in the Parent's defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company makes discretionary contributions based on the results of operations.

Certain employees of the Company participate in Ameritrade's stock option plans. Options awarded under this plan have been classified as non-compensatory under the criteria established in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

5. INCOME TAXES

In accordance with the terms of a tax allocation agreement with Ameritrade, all current taxes are offset with all other intercompany balances with Ameritrade. At September 30, 2003, the Company had net deferred income tax assets of $59,370.

6. REGULATORY

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company computes its net capital under the alternate method permitted by the Rule which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of the aggregate debit items arising from customer transactions. At September 30, 2003, the Company had net capital of $17,229,323, which was $16,979,323 in excess of its required net capital of $250,000.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB"). At September 30, 2003, the Company's PAIB reserve computation indicated that the Company had a PAIB reserve requirement of $260,870. The Company had cash and securities of $391,329 on deposit at September 30, 2003.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

iClearing LLC
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of iClearing LLC (the "Company") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 30, 2003 (on which we have issued our report dated November 18, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 18, 2003
Omaha, Nebraska